Exhibit 99.3

Interim Management Discussion and Analysis

CONTENTS
About Fortis	1	Liquidity and Capital Resources	10
Key Developments	1	Cash Flow Requirements	10
Performance at a Glance	3	Cash Flow Summary	12
Business Unit Performance	5	Contractual Obligations	13
ITC	5	Capital Structure and Credit Ratings	13
UNS Energy	5	Capital Plan	14
Central Hudson	6	Business Risks	14
FortisBC Energy	6	Accounting Matters	15
FortisAlberta	7	Financial Instruments	15
FortisBC Electric	7	Long-Term Debt and Other	15
Other Electric	8	Derivatives	15
Energy Infrastructure	8	Summary of Quarterly Results	15
Corporate and Other	8	Related-Party and Inter-Company Transactions	16
Non-US GAAP Financial Measures	9	Outlook	17
Regulatory Highlights	9	Forward-Looking Information	17
Financial Position	10	Glossary	19
		Condensed Consolidated Interim Financial Statements (Unaudited)	F-1

Dated May 4, 2021

This Interim MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. It should be read in conjunction with the Interim Financial Statements, the 2020 Annual Financial Statements and the 2020 Annual MD&A and is subject to the cautionary statement and disclaimer provided under "Forward-Looking Information" on page 17. Further information about Fortis, including its Annual Information Form filed on SEDAR, can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Financial information herein has been prepared in accordance with US GAAP (except for indicated Non-US GAAP Financial Measures) and, unless otherwise specified, is presented in Canadian dollars based, as applicable, on the following US-to-Canadian dollar exchange rates: (i) average of 1.27 and 1.34 for the quarters ended March 31, 2021 and 2020, respectively; (ii) 1.26 and 1.41 as at March 31, 2021 and 2020, respectively; (iii) 1.27 as at December 31, 2020; and (iv) 1.32 for all forecast periods. Certain terms used in this Interim MD&A are defined in the "Glossary" on page 19.

ABOUT FORTIS
Fortis (TSX/NYSE: FTS) is a well-diversified leader in the North American regulated electric and gas utility industry, with 2020 revenue of $8.9 billion and total assets of $56 billion as at March 31, 2021. The Corporation's 9,000 employees serve 3.4 million utility customers in five Canadian provinces, nine US states and three Caribbean countries.

For additional information on the Corporation's operations, reportable segments and strategy, refer to the "About Fortis" section of the 2020 Annual MD&A and Note 1 to the Interim Financial Statements.

KEY DEVELOPMENTS
COVID-19 Pandemic
The Corporation's utilities continue to reliably and safely deliver an essential service during the COVID-19 Pandemic. Developments are continuously monitored with commensurate measures being taken. The Corporation's utilities have assessed supply chain risk and other potential impacts of the pandemic to ensure that they can continue to provide safe, reliable service while supporting public health.

1	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The Corporation is continuing to assess economic conditions in its service territories and the associated impact on: (i) energy sales, particularly for UNS Energy and the Other Electric segment as revenue in these segments is not protected by regulatory mechanisms; (ii) the ability of customers to pay their energy bills and the related impact on Operating Cash Flow; (iii) the progress of regulatory proceedings and the ability to recover costs in a timely manner; and (iv) the execution of the 2021 and five-year capital plan. The COVID-19 Pandemic did not have a significant impact on energy sales, earnings, EPS, Operating Cash Flow or capital expenditures for the three months ended March 31, 2021. As well, ongoing regulatory proceedings continue to progress as anticipated.

The continued uncertainty surrounding the evolution of the pandemic makes it difficult to predict the ultimate operational and financial impacts on Fortis. Potential impacts are discussed in the "Significant Item" and "Business Risks" sections of the 2020 Annual MD&A.

Regulatory Developments
ITC - Transmission Incentives
In April 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR initiated in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for existing RTO members, like ITC, that have been members longer than three years. The timeline for FERC to issue a final ruling in this proceeding and the likely outcome cannot be determined at this time. Although any potential impact to Fortis remains uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

FortisAlberta 2022 GCOC
In March 2021, the AUC concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the Utilities Consumer Advocate has filed an application seeking permission to appeal the decision to the Alberta Court of Appeal.

American Jobs Plan and New Tax Proposals
In March 2021, the "American Jobs Plan" was released which outlined significant intended infrastructure spending, including investments in transmission, electrification and economic development, as well as electrical grid resilience. Fortis continues to review the plan to assess the impact on its forecast capital investments and energy sales.

The US federal government also released the "Made in America Tax Plan" which included proposals, amongst other things, to increase the corporate tax rate, and to introduce a minimum tax on book income and a transmission investment tax credit. Draft legislation has not yet been released but may be available in 2021 and could be enacted as early as the end of 2021. In April 2021, the Canadian federal budget was released and also proposed changes in relation to interest deductibility and international taxation. Draft legislation has not yet been released. Changes in tax legislation could affect the results of operations, financial condition and cash flows of the Corporation. Fortis will continue to assess the impact as more details become available.

Credit Ratings
In April 2021, S&P affirmed the Corporation's 'A-' issuer credit rating and 'BBB+' senior unsecured debt rating and revised the ratings outlook to stable from negative, reflecting Fortis' operational and financial stability during the pandemic and the expectation that this will continue.

In May 2021, DBRS Morningstar upgraded Fortis' Corporate and unsecured debt credit ratings to A (low) from BBB (high). The upgrade reflects Fortis' business risk profile, improved credit metrics, financial resiliency during the COVID-19 Pandemic, and the expectation that this will continue.

2	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

PERFORMANCE AT A GLANCE
Key Financial Metrics
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Revenue	2,539	2,391	148
Common Equity Earnings
Actual	355	312	43
Adjusted (1)	360	315	45
Basic EPS ($)
Actual	0.76	0.67	0.09
Adjusted (1)	0.77	0.68	0.09
Dividends Paid per Common Share ($)	0.505	0.4775	0.0275
Weighted Average Number of Common Shares Outstanding (# millions)	467.8	463.9	3.9
Operating Cash Flow	739	590	149
Capital Expenditures (2)	880	1,174	(294)
(1)    See "Non-US GAAP Financial Measures" on page 9.
(2)    Includes Fortis' $76 million share of development costs and capital spending for the Wataynikaneyap Transmission Power Project (2020 - $12 million)

Revenue
The $148 million increase in revenue was due primarily to: (i) Rate Base growth; (ii) higher short-term wholesale sales and new customer rates, effective January 1, 2021, at TEP; and (iii) higher flow-through costs in customer rates. The increase was partially offset by unfavourable foreign exchange of $74 million.

Earnings and EPS
The $43 million increase in earnings was due primarily to Rate Base growth, new customer rates at TEP, discussed above, and higher hydroelectric production in Belize. The impact of losses on retirement investments and foreign exchange contracts recognized in March 2020 at UNS Energy and Corporate, respectively, also favourably impacted the year over year change. The increase was partially offset by higher operating costs related to planned generation maintenance at UNS Energy and unfavourable foreign exchange.

In addition to the above-noted items impacting earnings, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's DRIP.

Adjusted Common Equity Earnings and Adjusted Basic EPS increased by $45 million and $0.09, respectively. Refer to "Non-US GAAP Financial Measures" on page 9 for a reconciliation of these measures. The changes in Adjusted Basic EPS are illustrated in the following chart.

3	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
(1)    UNS Energy and Central Hudson. Earnings at UNS Energy reflect new customer rates at TEP effective January 1, 2021 and the impact of losses on retirement investments recognized in the first quarter of 2020, partially offset by higher generation maintenance costs. Earnings at Central Hudson reflect Rate Base growth and the timing of operating expenses
(2)    Primarily reflects Rate Base growth
(3)    FortisBC Energy, FortisAlberta and FortisBC Electric. Primarily reflects Rate Base growth
(4)    Primarily reflects increased hydroelectric production in Belize due to higher rainfall
(5)    Reflects mark-to-market losses recognized in the first quarter of 2020 on foreign exchange contracts, largely associated with the COVID-19 Pandemic, partially offset by the increase in weighted average common shares from 463.9 million in 2020 to 467.8 million in 2021
(6)    Average foreign exchange rate of $1.27 in 2021 compared to $1.34 in 2020

Dividends and TSR
Dividends paid per common share in the first quarter of 2021 were $0.505, up 5.8% from the same period in 2020.

Fortis has increased its common share dividend for 47 consecutive years. Growth of dividends and the market price of the Corporation's common shares have together yielded a one-year, three-year, five-year, 10-year and 20-year TSR of 4.3%, 11.9%, 10.0%, 9.1% and 13.2%, respectively.

The Corporation's targeted average annual dividend growth of approximately 6% through 2025 remains unchanged.

Operating Cash Flow
The $149 million increase in Operating Cash Flow was due to higher cash earnings reflecting Rate Base growth and new customer rates at TEP effective January 1, 2021, partially offset by higher generation maintenance costs in the first quarter of 2021 at UNS Energy. Changes in working capital, largely related to the timing of flow-through mechanisms, also contributed to the increase, including lower transmission costs at FortisAlberta partially offset by higher fuel costs at UNS Energy.

The economic impact of the COVID-19 Pandemic may affect customers' ability to pay their energy bills with commensurate short-term working capital impacts. Since the start of the pandemic, the Corporation's utilities instituted various customer relief initiatives, including the temporary suspension of non-payment disconnections. Accordingly, the Corporation has seen an increase in accounts receivable as at March 31, 2021 as compared to the same period last year. The unfavourable impact on Operating Cash Flow for the first quarter of 2021 associated with the slower collection of customer balances was offset by other changes in Operating Cash Flow discussed above.

Capital Expenditures
Capital expenditures were $0.9 billion for the first quarter of 2021, representing 24% of the 2021 capital plan of $3.8 billion. Capital expenditures were down $0.3 billion compared to the first quarter of 2020 largely related to construction of the Oso Grande Wind Project at UNS Energy, which was completed in May 2021.

The Corporation does not expect the COVID-19 Pandemic to impact its 2021 or overall five-year capital plan, although certain planned expenditures may shift within the five years depending on the length and severity of the pandemic. See "Capital Plan" on page 14.

4	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

BUSINESS UNIT PERFORMANCE
Common Equity Earnings
Quarter ended March 31			Variance
($ millions)	2021	2020	FX (1)	Other
Regulated Utilities
ITC	103	101	(6)	8
UNS Energy	45	28	(2)	19
Central Hudson	39	35	(2)	6
FortisBC Energy	111	106	—	5
FortisAlberta	35	32	—	3
FortisBC Electric	16	15	—	1
Other Electric (2)	20	23	—	(3)
	369	340	(10)	39
Non-Regulated
Energy Infrastructure (3)	14	9	—	5
Corporate and Other (4)	(28)	(37)	2	7
Common Equity Earnings	355	312	(8)	51
(1)    The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and BECOL is the US dollar. The reporting currency of Belize Electricity is the Belizean dollar, which is pegged to the US dollar at BZ$2.00=US$1.00. The Corporate and Other segment includes certain transactions denominated in US dollars.
(2)    Consists of the utility operations in eastern Canada and the Caribbean: Newfoundland Power; Maritime Electric; FortisOntario; Caribbean Utilities; FortisTCI; and Belize Electricity.
(3)     Primarily consists of long-term contracted generation assets in Belize and Aitken Creek in British Columbia
(4)    Includes Fortis net corporate expenses and non-regulated holding company expenses

ITC
Quarter ended March 31			Variance
($ millions)	2021	2020	FX	Other
Revenue (1)	426	433	(25)	18
Earnings (1)	103	101	(6)	8
(1)Revenue represents 100% of ITC. Earnings represent the Corporation's 80.1% controlling ownership interest in ITC and reflect consolidated purchase price accounting adjustments.
Revenue
The increase in revenue, net of foreign exchange, was due to Rate Base growth and higher flow-through costs in customer rates.

Earnings
The increase in earnings, net of foreign exchange, was due to Rate Base growth partially offset by higher non-recoverable finance costs.

UNS ENERGY
Quarter ended March 31			Variance
($ millions, except as indicated)	2021	2020	FX	Other
Retail electricity sales (GWh)	2,150	2,168	—	(18)
Wholesale electricity sales (GWh) (1)	1,727	1,330	—	397
Gas sales (PJ)	7	6	—	1
Revenue	522	473	(28)	77
Earnings	45	28	(2)	19
(1)    Primarily short-term wholesale sales
Sales
Retail electricity sales were slightly lower than the first quarter of 2020 due primarily to reduced heating load as a result of warmer temperatures. The COVID-19 Pandemic has not had a material impact on sales as a decrease in consumption by commercial and industrial customers was offset by an increase in consumption by residential customers, due to work-from-home practices.

5	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
The increase in wholesale electricity sales was due primarily to favourable market pricing. Revenue from short-term wholesale sales is primarily credited to customers through regulatory deferral mechanisms and, therefore, does not materially impact earnings.

Gas sales were comparable to the first quarter of 2020.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) higher short-term wholesale electricity sales reflecting favourable pricing and volumes; (ii) new customer rates effective January 1, 2021 at TEP; and (iii) higher flow-through costs related to Springerville Units 3 and 4.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to: (i) new customer rates at TEP discussed above; (ii) losses recognized in the first quarter of 2020 on certain investments that support retirement benefits; and (iii) higher allowance for funds used during construction. The increase was partially offset by higher operating costs, largely related to planned generation maintenance.

Changes in the market value of investments that support retirement benefits in 2020 were driven by financial market volatility associated with the COVID-19 Pandemic. The losses recognized in the first quarter of 2020 were substantially recovered by the end of the year, but did impact the timing of quarterly earnings.

CENTRAL HUDSON
Quarter ended March 31			Variance
($ millions, except as indicated)	2021	2020	FX	Other
Electricity sales (GWh)	1,290	1,243	—	47
Gas sales (PJ)	9	8	—	1
Revenue	285	280	(16)	21
Earnings	39	35	(2)	6

Sales
The increase in electricity sales was due primarily to higher average consumption by residential customers, due partly to work-from-home practices as a result of the COVID-19 Pandemic, and colder temperatures compared to the first quarter of 2020. The increase was partially offset by lower average consumption by commercial customers as a result of the COVID-19 Pandemic.
Gas sales were comparable to the first quarter of 2020.

Changes in electricity and gas sales at Central Hudson are subject to regulatory revenue decoupling mechanisms and, therefore, do not materially impact earnings.

Revenue
The increase in revenue, net of foreign exchange, was due primarily to: (i) an increase in gas and electricity delivery rates effective July 1, 2020, reflecting a return on increased Rate Base assets as well as the recovery of higher operating and financing expenses; and (ii) the flow through of higher energy supply costs driven by higher sales and commodity prices.

Earnings
The increase in earnings, net of foreign exchange, was due primarily to Rate Base growth, discussed above, and the timing of operating expenses.

FORTISBC ENERGY
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Gas sales (PJ)	80	82	(2)
Revenue	586	466	120
Earnings	111	106	5

6	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Sales
The decrease in gas sales was due primarily to lower consumption by transportation and commercial customers. An increase in residential sales as a result of the COVID-19 Pandemic was offset by the impact of warmer temperatures compared to the first quarter of 2020.

Revenue
The increase in revenue was due primarily to a higher cost of natural gas to be recovered from customers, Rate Base growth and the normal operation of regulatory deferrals.

Earnings
The increase in earnings was due to Rate Base growth and the timing of operating expenses.

FortisBC Energy earns approximately the same margin regardless of whether a customer contracts for the purchase and delivery of natural gas or only for the delivery. Due to regulatory deferral mechanisms, changes in consumption levels and commodity costs do not materially impact earnings.

FORTISALBERTA
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Electricity deliveries (GWh)	4,412	4,553	(141)
Revenue	158	152	6
Earnings	35	32	3

Deliveries
The decrease in electricity deliveries was due to lower average consumption by oil and gas and commercial customers, largely associated with the downturn in the oil and gas sector, partially offset by higher average consumption by residential customers due to colder-than-normal temperatures in the first quarter of 2021 and customer additions.

As approximately 85% of FortisAlberta's revenue is derived from fixed or largely fixed billing determinants, changes in quantities of electricity delivered are not entirely correlated with changes in revenue. Revenue is a function of numerous variables, many of which are independent of actual electricity deliveries.

Revenue and Earnings
The increase in revenue and earnings was due primarily to: (i) Rate Base growth and customer additions; (ii) higher revenue associated with the increase in residential electricity deliveries due to colder temperatures, discussed above; and (iii) higher revenue associated with a long-term energy retailer agreement.

FORTISBC ELECTRIC
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Electricity sales (GWh)	933	915	18
Revenue	120	114	6
Earnings	16	15	1

Sales
The increase in electricity sales was due primarily to higher average consumption by residential customers, partially offset by lower average consumption by commercial and industrial customers, both as a result of the COVID-19 Pandemic.

Revenue
The increase in revenue was due to higher electricity sales and Rate Base growth, partially offset by the normal operation of regulatory deferrals.

Earnings
The increase in earnings was due to Rate Base growth.

Due to regulatory deferral mechanisms, changes in consumption levels do not materially impact earnings.

7	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

OTHER ELECTRIC
Quarter ended March 31			Variance
($ millions, except as indicated)	2021	2020	FX	Other
Electricity sales (GWh)	2,842	2,938	—	(96)
Revenue	413	448	(5)	(30)
Earnings	20	23	—	(3)

Sales
The decrease in electricity sales was due primarily to overall lower average consumption, largely experienced at Newfoundland Power. Electricity sales continued to be impacted by economic conditions in the applicable service territories, in part reflecting the COVID-19 Pandemic which caused the temporary closure of non-essential businesses, and lower tourism-related activities in the Caribbean.

Revenue
The decrease in revenue, net of foreign exchange, was due primarily to lower sales and the flow through of lower energy supply costs.

Earnings
The decrease in earnings was due primarily to lower sales and a reduction in equity income from Belize Electricity.

ENERGY INFRASTRUCTURE
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Electricity sales (GWh)	53	16	37
Revenue	29	25	4
Earnings	14	9	5

Sales
The increase in electricity sales was due to increased hydroelectric production in Belize due to higher rainfall levels.

Revenue and Earnings
The increase in revenue and earnings was driven by higher hydroelectric production in Belize, partially offset by the unfavourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek which resulted in unrealized losses of $5 million in the first quarter of 2021 compared to $3 million for the same period in 2020.

Aitken Creek is subject to commodity price risk, as it purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. Aitken Creek mitigates this risk by using derivatives to materially lock in the profit margin that will be realized upon the sale of natural gas. The fair value accounting of these derivatives creates timing differences and the resultant earnings volatility can be significant.

CORPORATE AND OTHER
Quarter ended March 31			Variance
($ millions)	2021	2020	FX	Other
Net expenses	(28)	(37)	2	7

The decrease in net expenses, net of foreign exchange, was due primarily to mark-to-market losses recognized in the first quarter of 2020 on foreign exchange contracts. Market conditions, largely associated with the COVID-19 Pandemic, impacted the US-to-Canadian dollar exchange rate in the first quarter of 2020.

8	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
NON-US GAAP FINANCIAL MEASURES
Adjusted Common Equity Earnings and Adjusted Basic EPS are Non-US GAAP Financial Measures and may not be comparable with similar measures used by other entities. They are presented because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects.

Net earnings attributable to common equity shareholders (i.e., Common Equity Earnings) and basic EPS are the most directly comparable US GAAP measures to Adjusted Common Equity Earnings and Adjusted Basic EPS, respectively.

Adjusted Common Equity Earnings and Adjusted Basic EPS reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results, and are reconciled as follows.

Non-US GAAP Reconciliation
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Common Equity Earnings	355	312	43
Adjusting item:
Unrealized loss on mark-to-market of derivatives (1)	5	3	2
Adjusted Common Equity Earnings	360	315	45
Adjusted Basic EPS ($)	0.77	0.68	0.09
(1)    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy Infrastructure segment

REGULATORY HIGHLIGHTS

ITC
Transmission Incentives: In April 2021, FERC issued a supplemental NOPR on transmission incentives modifying the proposal in the initial NOPR initiated in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point RTO ROE incentive adder for existing RTO members, like ITC, that have been members longer than three years. The timeline for FERC to issue a final ruling in this proceeding and the likely outcome cannot be determined at this time. Although any potential impact to Fortis remains uncertain, every 10-basis point change in ROE at ITC impacts Fortis' annual EPS by approximately $0.01.

Central Hudson
General Rate Application: In August 2020, Central Hudson filed a rate application with the PSC requesting an increase in electric and natural gas delivery revenue of $44 million and $19 million, respectively, effective July 1, 2021. In January 2021, Central Hudson filed a notice of impending settlement negotiations and the first settlement conference was held in February 2021. An order from the PSC is expected in 2021.

COVID-19 Proceeding: The generic proceeding initiated by the PSC in June 2020 to identify and address the financial effects of the COVID-19 Pandemic and any associated cost recovery is ongoing. The potential impacts of this proceeding are unknown at this time.

FortisBC Energy and FortisBC Electric
GCOC Proceeding: In January 2021, the BCUC issued a notice that a GCOC proceeding will be initiated in the second quarter of 2021 and will include a review of the common equity component of capital structure and the allowed ROE effective January 1, 2022. In March 2021, participants were invited to comment on the scope of the proceeding, including the proposed effective date.

FortisAlberta
GCOC Proceeding: In March 2021, the AUC concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the Utilities Consumer Advocate has filed an application seeking permission to appeal the decision to the Alberta Court of Appeal.

9	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
2023 Generic COS Proceeding and Evaluation of PBR: In March 2021, the AUC initiated: (i) a generic COS proceeding to establish the process for setting 2023 rates; and (ii) a generic proceeding to evaluate the effectiveness of the past and current PBR plans to determine whether a third PBR term should be established. The rates established for 2023 under the COS proceeding may be used as going-in rates for a subsequent PBR term. Decisions on the timing and form of both proceedings are expected in the second quarter of 2021.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on AESO contributions made on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. This decision is not expected to have a material financial impact on the Corporation.

FINANCIAL POSITION

Significant Changes between March 31, 2021 and December 31, 2020

	Increase/(Decrease)
	FX	Other
Balance Sheet Account	($ millions)	($ millions)	Explanation
Regulatory assets (current and long-term)	(16)	123	Due primarily to the operation of rate stabilization accounts, largely at: (i) UNS Energy, reflecting higher energy costs resulting from a severe winter storm in southwestern US in February 2021; and (ii) ITC, due to the normal operation of the annual flow-through mechanism.
Property, plant and equipment, net	(288)	359	Due to capital expenditures, partially offset by depreciation.
Goodwill	(133)	—
Short-term borrowings	(1)	104	Reflects the issuance of commercial paper at ITC to finance working capital and capital investment requirements.
Long-term debt (including current portion)	(207)	205	Reflects higher net borrowings under committed credit facilities and the issuance of debt at Central Hudson.
Shareholders' equity	(169)	244	Due primarily to: (i) Common Equity Earnings for the three months ended March 31, 2021, less dividends declared on common shares; and (ii) the issuance of common shares.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW REQUIREMENTS
At the subsidiary level, it is expected that operating expenses and interest costs will be paid from Operating Cash Flow, with varying levels of residual cash flow available for capital expenditures and/or dividend payments to Fortis. Remaining capital expenditures are expected to be financed primarily from borrowings under credit facilities, long-term debt offerings and equity injections from Fortis. Borrowings under credit facilities may be required periodically to support seasonal working capital requirements and there could be higher-than-normal working capital deficiencies in the short term if the continuing impacts of the COVID-19 Pandemic affect the ability of customers to pay their energy bills. See "Performance at a Glance - Operating Cash Flow" on page 4.

10	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Cash required by Fortis to support subsidiary growth is generally derived from borrowings under the Corporation's committed credit facility, proceeds from the DRIP and issuances of common shares, preference equity and long-term debt. The subsidiaries pay dividends to Fortis and receive equity injections from Fortis when required. Both Fortis and its subsidiaries initially borrow through their committed credit facilities and periodically replace these borrowings with long-term debt. Financing needs also arise periodically for acquisitions and to refinance maturing debt.

Credit facilities are syndicated primarily with large banks in Canada and the US, with no one bank holding more than approximately 25% of the total facilities. Approximately $5.2 billion of the total credit facilities are committed with maturities ranging from 2021 through 2025. Available credit facilities are summarized in the following table.

			As at
Credit Facilities	Regulated Utilities	Corporate and Other	March 31,	December 31, 2020
($ millions)			2021
Total credit facilities (1)	3,585	1,880	5,465	5,581
Credit facilities utilized:
Short-term borrowings	(235)	—	(235)	(132)
Long-term debt (including current portion)	(740)	(345)	(1,085)	(980)
Letters of credit outstanding	(77)	(47)	(124)	(130)
Credit facilities unutilized	2,533	1,488	4,021	4,339
(1)    See Note 14 in the 2020 Annual Financial Statements for a description of the credit facilities as at December 31, 2020.

In April 2021 the Corporation's unsecured $500 million committed revolving term credit facility expired and was not renewed.

The Corporation's ability to service debt and pay dividends is dependent on the financial results of, and the related cash payments from, its subsidiaries. Certain regulated subsidiaries are subject to restrictions that limit their ability to distribute cash to Fortis, including restrictions by certain regulators limiting annual dividends and restrictions by certain lenders limiting debt to total capitalization. There are also practical limitations on using the net assets of the regulated subsidiaries to pay dividends, based on management's intent to maintain the subsidiaries' regulator-approved capital structures. Fortis does not expect that maintaining such capital structures will impact its ability to pay dividends in the foreseeable future.

As at March 31, 2021, consolidated fixed-term debt maturities/repayments are expected to average $881 million annually over the next five years and approximately 81% of the Corporation's consolidated long-term debt, excluding credit facility borrowings, had maturities beyond five years.

In December 2020, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts or debt securities in an aggregate principal amount of up to $2.0 billion. As at March 31, 2021, $2.0 billion remained available under the short-form base shelf prospectus.

Fortis is well positioned with strong liquidity. The combination of available credit facilities and manageable annual debt maturities/repayments provides flexibility in the timing of access to capital markets. Given current credit ratings and capital structures, the Corporation and its subsidiaries currently expect to continue to have reasonable access to long-term capital in 2021.

Fortis and its subsidiaries were in compliance with debt covenants as at March 31, 2021 and are expected to remain compliant throughout 2021.

11	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis

CASH FLOW SUMMARY
Summary of Cash Flows
Quarter ended March 31
($ millions)	2021	2020	Variance
Cash, beginning of period	249	370	(121)
Cash provided from (used in):
Operating activities	739	590	149
Investing activities	(838)	(1,189)	351
Financing activities	169	486	(317)
Effect of exchange rate changes on cash and cash equivalents	(2)	15	(17)
Cash, end of period	317	272	45

Operating Activities
See "Performance at a Glance - Operating Cash Flow" on page 4.

Investing Activities
Cash used in investing activities reflects higher capital expenditures in the first quarter of 2020, largely related to the Oso Grande Wind Project at UNS Energy. See "Performance at a Glance - Capital Expenditures" on page 4 and "Capital Plan" on page 14.

Financing Activities
Cash flows related to financing activities will fluctuate largely as a result of changes in the subsidiaries' capital expenditures and the amount of Operating Cash Flow available to fund those capital expenditures, which together impact the amount of funding required from debt and common equity issuances. See "Cash Flow Requirements" on page 10.

Debt Financing
In March 2021, Central Hudson issued 30-year US$75 million unsecured senior notes at 3.29%. The net proceeds were used to repay maturing long-term debt and for general corporate purposes.

In April 2021, FortisBC Energy issued 10-year $150 million unsecured debentures at 2.42%. The net proceeds were used to repay credit facility borrowings, finance capital expenditures and for general corporate purposes.

Common Equity Financing
Common Equity Issuances and Dividends Paid
Quarter ended March 31
($ millions, except as indicated)	2021	2020	Variance
Common shares issued:
Cash (1)	35	34	1
Non-cash (2)	90	9	81
Total common shares issued ($)	125	43	82
Number of common shares issued (# millions)	2.6	0.9	1.7
Common share dividends paid:
Cash	(147)	(213)	66
Non-cash (3)	(89)	(8)	(81)
Total common share dividends paid ($)	(236)	(221)	(15)
Dividends paid per common share ($)	0.5050	0.4775	0.0275
(1)    Includes common shares issued under stock option and employee share purchase plans
(2)    Common shares issued under the DRIP and stock option plan. The 2% discount offered on common share issuances under the DRIP was reinstated December 1, 2020.
(3)    Common share dividends reinvested under the DRIP

On February 11, 2021, Fortis declared a dividend of $0.505 per common share payable on June 1, 2021. The payment of dividends is at the discretion of the board of directors and depends on the Corporation's financial condition and other factors.

12	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
CONTRACTUAL OBLIGATIONS
There were no material changes to the contractual obligations disclosed in the 2020 Annual MD&A, except issuances of long-term debt and credit facility utilization. See "Cash Flow Summary" on page 12.

Off-Balance Sheet Arrangements
There were no material changes to off-balance sheet arrangements from those disclosed in the 2020 Annual MD&A.

CAPITAL STRUCTURE AND CREDIT RATINGS
Fortis requires ongoing access to capital and, therefore, targets a consolidated long-term capital structure that will enable it to maintain investment-grade credit ratings. The regulated utilities maintain their own capital structures in line with those reflected in customer rates.

Consolidated Capital Structure	As at
	March 31,	December 31,
(%)	2021	2020
Debt (1)	54.8	54.8
Preference shares	3.6	3.6
Common shareholders' equity and minority interest (2)	41.6	41.6
	100.0	100.0
(1)    Includes long-term debt and finance leases, including current portion, and short-term borrowings, net of cash
(2)    Includes minority interest of 3.5% as at March 31, 2021 (December 31, 2020 - 3.5%)

Outstanding Share Data
As at May 4, 2021, the Corporation had issued and outstanding 469.4 million common shares and the following First Preference Shares: 5.0 million Series F; 9.2 million Series G; 7.7 million Series H; 2.3 million Series I; 8.0 million Series J; 10.0 million Series K; and 24.0 million Series M.

Only the common shares of the Corporation have voting rights. The Corporation's first preference shares do not have voting rights unless and until Fortis fails to pay eight quarterly dividends, whether or not consecutive or declared.

If all outstanding stock options were exercised as at May 4, 2021, an additional 3.1 million common shares would be issued and outstanding.

Credit Ratings
The Corporation's credit ratings shown below reflect its low risk profile, diversity of operations, the stand-alone nature and financial separation of each regulated subsidiary, and the level of holding company debt.

As at March 31, 2021	Rating	Type	Outlook
S&P	A-	Corporate	Negative
	BBB+	Unsecured debt
DBRS Morningstar	BBB (high)	Corporate	Positive
	BBB (high)	Unsecured debt
Moody's	Baa3	Issuer	Stable
	Baa3	Unsecured debt

In April 2021, S&P affirmed the Corporation's credit ratings and revised the ratings outlook to stable from negative, reflecting Fortis' operational and financial stability during the COVID-19 Pandemic and the expectation that this will continue. S&P also revised the ratings outlook for ITC, TEP and FortisAlberta to stable from negative.

In May 2021, DBRS Morningstar upgraded Fortis' Corporate and unsecured debt credit ratings to A (low) from BBB (high). The upgrade reflects Fortis' business risk profile, improved credit metrics, financial resiliency during the COVID-19 Pandemic, and the expectation that this will continue.

13	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
CAPITAL PLAN
Currently, the Corporation does not expect any material change in the 2021 annual capital plan. Higher than anticipated capital expenditures for the year are expected to offset the impact of the lower than forecast US-to-Canadian dollar exchange rate. The composition of the 2021 annual capital plan remains unchanged with 31% related to growth, 54% sustaining and 15% for other areas.

The impact of the COVID-19 Pandemic on forecast capital expenditures will continue to be evaluated and, depending on the length and severity of the pandemic, any change in 2021 capital expenditures is expected to shift to subsequent years within the five-year plan period. See "Performance at a Glance - Capital Expenditures" on page 4, "Business Risks" on page 14 and "Outlook" on page 17.

2021 Capital Plan
Year-to-date capital expenditures of $0.9 billion are consistent with expectations and in line with the Corporation's $3.8 billion capital plan.

Consolidated Capital Expenditures (1)
Quarter ended March 31, 2021
($ millions)	Regulated							Total
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Regulated	Non-
	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Utilities	Regulated (2)	Total
Total	302	152	61	93	104	28	139	879	1	880
(1)    Reflects cash outlay for property, plant and equipment and intangible assets as shown on the consolidated statements of cash flows in the Interim Financial Statements, as well as Fortis' $76 million share of development costs and capital spending for the Wataynikaneyap Transmission Power Project included in the Other Electric segment.
(2)    Includes Energy Infrastructure segment

Five-Year Capital Plan
The Corporation's five-year 2021-2025 capital plan is targeted at $19.6 billion, which includes $3.8 billion for 2021 and an average of $4.0 billion per year for the remaining four years of the plan. The capital plan is low risk and highly executable, with 99% of planned expenditures to occur at the regulated utilities and only 15% relating to Major Capital Projects.

The Corporation's capital plan, which reflects a US-to-Canadian dollar exchange rate of 1.32, has exposure to fluctuations in foreign exchange. On average, Fortis estimates that a five-cent increase or decrease in the US dollar relative to the Canadian dollar would increase or decrease capital expenditures by $400 million over the five-year planning period.

Planned capital expenditures are based on detailed forecasts of energy sales, labour and material costs, general economic conditions, foreign exchange rates and other factors. These could change for many reasons, including the COVID-19 Pandemic, and cause actual expenditures to differ from forecast.

Major Capital Project Updates

Oso Grande Wind Project
In May 2021, construction of UNS Energy's 250 MW wind-powered electric generating facility was completed.

Transmission Integrity Management Capabilities Project
This FortisBC Energy project will improve gas line safety and transmission integrity, including gas line modifications and looping. In February 2021, FortisBC Energy filed a CPCN application with the BCUC for the coastal transmission system section of this project.

BUSINESS RISKS
The Corporation's business risks remain substantially unchanged from those disclosed in its 2020 Annual MD&A. See "Key Developments" on page 1, "Regulatory Highlights" on page 9 and "Capital Structure and Credit Ratings" on page 13 for applicable updates.

14	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
ACCOUNTING MATTERS
Accounting Policies
The Interim Financial Statements have been prepared following the same accounting policies and methods as those used to prepare the 2020 Annual Financial Statements.

Critical Accounting Estimates
The preparation of the Interim Financial Statements requires management to make estimates and judgments that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

There were no material changes to the nature of the Corporation's critical accounting estimates or contingencies from that disclosed in the 2020 Annual MD&A.

Allowance for Credit Losses
The amount of estimation and judgment involved in the Corporation's allowance for credit losses has increased as the impact of the COVID-19 Pandemic on forecast economic and other conditions continues to be monitored. In response to the pandemic, certain of the Corporation's utilities temporarily suspended non-payment disconnects. The Corporation has seen an increase in accounts receivable and, accordingly, its allowance for credit losses since March 2020. There was no material change to credit loss expense, however, in the three months ended March 31, 2021 as compared to the same period in 2020. Additional information on the Corporation's allowance for credit losses and credit risk is provided in Notes 5 and 12 in the Interim Financial Statements.

FINANCIAL INSTRUMENTS

LONG-TERM DEBT AND OTHER
As at March 31, 2021, the carrying value of long-term debt including the current portion, was $24.5 billion (December 31, 2020 - $24.5 billion) compared to an estimated fair value of $27.1 billion (December 31, 2020 - $29.1 billion). Since Fortis does not intend to settle long-term debt prior to maturity, the excess of fair value over carrying value does not represent an actual liability.

The consolidated carrying value of the remaining financial instruments, other than derivatives, approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

DERIVATIVES
Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception.

There were no material changes with respect to the nature and purpose, methodologies for fair value determination, and carrying values of the Corporation's derivatives from that disclosed in the 2020 Annual MD&A. Additional details are provided in Note 12 to the Interim Financial Statements.

SUMMARY OF QUARTERLY RESULTS
		Common Equity
	Revenue	Earnings	Basic EPS	Diluted EPS
Quarter Ended	($ millions)	($ millions)	($)	($)
March 31, 2021	2,539	355	0.76	0.76
December 31, 2020	2,346	331	0.71	0.71
September 30, 2020	2,121	292	0.63	0.63
June 30, 2020	2,077	274	0.59	0.59
March 31, 2020	2,391	312	0.67	0.67
December 31, 2019	2,326	346	0.77	0.77
September 30, 2019	2,051	278	0.64	0.63
June 30, 2019	1,970	720	1.66	1.66

15	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Generally, within each calendar year, quarterly results fluctuate primarily in accordance with seasonality. Given the diversified nature of the Corporation's subsidiaries, seasonality varies. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric distribution utilities in the US are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Generally, from one calendar year to the next, quarterly results reflect: (i) continued organic growth driven by the Corporation's capital plan; (ii) any acquisitions and dispositions; (iii) any significant temperature fluctuations from seasonal norms; (iv) the timing and significance of any regulatory decisions; (v) for revenue, the flow through in customer rates of commodity costs; and (vi) for EPS, increases in the weighted average number of common shares outstanding.

March 2021/March 2020
See "Performance at a Glance" on page 3.

December 2020/December 2019
Common Equity Earnings decreased by $15 million and basic EPS decreased by $0.06, due mainly to the implementation of the November 2019 FERC decision at ITC in the fourth quarter of 2019 including the reversal of prior period liabilities. This impact was partially offset by: (i) Rate Base growth; (ii) the favourable impact of mark-to-market accounting of natural gas derivatives at Aitken Creek; and (iii) higher hydroelectric production in Belize. An increase in the weighted average number of common shares outstanding, associated with the Corporation's $1.2 billion December 2019 common equity offering, also contributed to the decrease in basic EPS.

September 2020/September 2019
Common Equity Earnings increased by $14 million due mainly to: (i) Rate Base growth; (ii) increased retail sales at UNS Energy, driven largely by weather; and (iii) higher earnings from Belize, mainly from increased hydroelectric production. This growth was tempered by: (i) the delay in TEP's general rate application, resulting in approximately $1 billion of Rate Base not reflected in customer rates; and (ii) lower contributions from ITC, due to the timing of earnings associated with the FERC ROE decisions, and a lower effective tax rate in 2019. The $0.01 decrease in basic EPS was due primarily to an increase in the weighted average number of common shares outstanding, mainly associated with the Corporation's $1.2 billion common equity issuance in the fourth quarter of 2019, partially offset by the above noted factors.

June 2020/June 2019
Common Equity Earnings decreased by $446 million and basic EPS decreased by $1.07. Earnings for the quarter reflected significant one-time items: (i) a $484 million gain on the disposition of the Waneta Expansion in April 2019; and (ii) the reversal of a $13 million tax recovery, originally recognized in 2019, due to the finalization in April 2020 of anti-hybrid regulations associated with US tax reform, partially offset by; (iii) a $27 million favourable base ROE adjustment at ITC as a result of the May 2020 FERC decision reflecting the reversal of liabilities accrued in prior years. Notwithstanding the significant one-time items, the regulated utilities delivered improved financial results reflecting: (i) Rate Base growth; (ii) increased retail sales at UNS Energy, driven largely by weather; (iii) favourable foreign exchange; and (iv) timing of operating expenses at FortisBC Energy. This growth was tempered by lower sales in the Caribbean due to a decline in tourism-related activities and higher COVID-related expenses, driven by Central Hudson.

RELATED-PARTY AND INTER-COMPANY TRANSACTIONS
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three months ended March 31, 2021 and 2020.

Inter-company transactions between non-regulated and regulated entities not eliminated on consolidation include the lease of gas storage capacity and gas sales by Aitken Creek to FortisBC Energy. These transactions did not have a material impact on consolidated earnings, financial position or cash flows.

As at March 31, 2021, accounts receivable included approximately $30 million due from Belize Electricity (December 31, 2020 - $28 million).

16	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. There were no inter-segment loans outstanding as at March 31, 2021 and December 31, 2020. Interest charged on inter-segment loans was not material for the three months ended March 31, 2021 and 2020.

OUTLOOK
The Corporation maintains its positive long-term outlook. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 Pandemic, the Corporation does not currently expect it to have a material financial impact in 2021.

The Corporation's $19.6 billion five-year capital plan is expected to increase midyear Rate Base from $30.5 billion in 2020 to $36.4 billion by 2023 and $40.3 billion by 2025, translating into three- and five-year CAGRs of approximately 6.5% and 6.0%, respectively. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Fortis is driving the transition to a cleaner energy future. Its corporate-wide target to reduce carbon emissions by 75% by 2035 represents avoided emissions equivalent to taking approximately 2 million cars off the road in 2035 compared to 2019 levels. Upon achieving this target, the Corporation expects 99% of its assets will be dedicated to energy delivery and carbon-free generation.

Additional opportunities to extend and expand growth include: further expansion of the electric transmission grid in the US to facilitate the interconnection of cleaner energy including infrastructure investments associated with the proposed American Jobs Plan; liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

The proposed 1,000 MW cross-border, Lake Erie Connector electric transmission project continues to progress. In April 2021, the CIB announced that it had entered into an agreement with ITC to fund up to 40% of the proposed $1.7 billion project. The fully permitted project is not currently included in the Corporation's five-year capital plan as the transmission service agreements remain outstanding.

Fortis expects long-term growth in Rate Base will support earnings growth and the annual dividend growth guidance of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 Pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

FORWARD-LOOKING INFORMATION
Fortis includes forward-looking information in the MD&A within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2025; the expectation that the COVID-19 Pandemic will not impact the 2021 or five-year capital plan; expected timing of regulatory decisions; expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2021; forecast capital expenditures for 2021-2025; the nature, timing, benefits and expected costs of certain capital projects including the Transmission Integrity Management Capabilities Project and additional opportunities beyond the capital plan, including the Lake Erie Connector Project; the expectation that the COVID-19 Pandemic will not have a material financial impact in 2021; forecast Rate Base and Rate Base growth for 2023 and 2025; the 2035 carbon emissions reduction target and projected asset mix; and the expectation that long-term growth in Rate Base will support earnings and dividend growth.

17	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from the COVID-19 Pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Risk factors which could cause results or events to differ from current expectations are detailed under the heading "Business Risks" in this Interim MD&A, in the 2020 Annual MD&A and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission. Key risk factors for 2021 include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities; risks associated with climate change, physical risks and service disruption; the impact of pandemics and public health crises, including the COVID-19 Pandemic; risks related to environmental laws and regulations; risks associated with capital projects and the impact on the Corporation's continued growth; and the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation.

All forward-looking information herein is given as of May 4, 2021. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

18	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
GLOSSARY

2020 Annual Financial Statements: the Corporation's audited consolidated financial statements and notes thereto for the year ended December 31, 2020

2020 Annual MD&A: the Corporation's management discussion and analysis for the year ended December 31, 2020

Adjusted Basic EPS: Adjusted Common Equity Earnings divided by the basic weighted average number of common shares outstanding

Adjusted Common Equity Earnings: net earnings attributable to common equity shareholders adjusted as shown under "Non-US GAAP Financial Measures" on page 9

AESO: Alberta Electric System Operator

Aitken Creek: Aitken Creek Gas Storage ULC, a direct 93.8% owned subsidiary of FortisBC Holdings Inc.

AUC: Alberta Utilities Commission

BECOL: Belize Electric Company Limited, an indirect wholly owned subsidiary of Fortis

Belize Electricity: Belize Electricity Limited, in which Fortis indirectly holds a 33% equity interest

BCUC: British Columbia Utilities Commission

CAGR(s): compound average growth rate of a particular item. CAGR = (EV/BV)1-N-1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant US-to-Canadian dollar exchange rate

Caribbean Utilities: Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2020) subsidiary of Fortis, together with its subsidiary

Central Hudson: CH Energy Group Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation

CIB: Canada Infrastructure Bank

Common Equity Earnings: net earnings attributable to common equity shareholders

Corporation: Fortis Inc.

COS: Cost-of-service

COVID-19 Pandemic: declared by the World Health Organization in March 2020 as a result of a novel coronavirus

CPCN: Certificate of Public Convenience and Necessity

DBRS Morningstar: DBRS Limited

DRIP: dividend reinvestment plan

EPS: earnings per common share

FERC: Federal Energy Regulatory Commission

Fortis: Fortis Inc.

FortisAlberta: FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis

FortisBC Electric: FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisBC Energy: FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries

FortisOntario: FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries

FortisTCI: FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary

FX: foreign exchange associated with the translation of US dollar-denominated amounts

GCOC: Generic Cost of Capital

GWh: gigawatt hour(s)

Interim Financial Statements: the Corporation's unaudited condensed consoli-dated interim financial statements and notes thereto for the three months ended March 31, 2021

Interim MD&A: the Corporation's manage-ment discussion and analysis for the three months ended March 31, 2021

19	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT

Interim Management Discussion and Analysis
ITC: ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC

Major Capital Projects: projects, other than ongoing maintenance projects, individually costing $200 million or more

Maritime Electric: Maritime Electric Company, Limited, an indirect wholly owned subsidiary of Fortis

Moody's: Moody's Investor Services, Inc.

Newfoundland Power: Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis

Non-US GAAP Financial Measures: financial measures that do not have a standardized meaning prescribed by US GAAP

NOPR: notice of proposed rulemaking

NYSE: New York Stock Exchange

Operating Cash Flow: cash from operating activities

PBR: performance-based rate-setting

PJ: petajoule(s)

PSC: New York Public Service Commission

Rate Base: the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct

ROE: rate of return on common equity

RTO: regional transmission organization

S&P: Standard & Poor's Financial Services LLC

SEDAR: Canadian System for Electronic Document Analysis and Retrieval

TEP: Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy

TSR: total shareholder return, which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period

TSX: Toronto Stock Exchange

UNS Energy: UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.

US: United States of America

US GAAP: accounting principles generally accepted in the US

Waneta Expansion: Waneta Expansion hydroelectric generation facility, in which Fortis held a 51% controlling interest prior to April 2019

Wataynikaneyap Partnership: Watayni-kaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest

20	FORTIS INC.	MARCH 31, 2021 QUARTER REPORT